February 23, 2011
VIA EDGAR AND EMAIL
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549
Attention: Ms. Christina DiAngelo
Re: Causeway Capital Management Trust (File No. 811-10467)
Ms. DiAngelo:
This letter responds to comments given by you to Michael Lawson, in his capacity as Treasurer of Causeway Capital Management Trust (the “Trust”), in a telephone conversation on January 24, 2011. The comments provided relate to the Trust’s September 30, 2010 annual report filed on Form N-CSR (the “Report”).
In connection with the responses below, we acknowledge on behalf of the Trust that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Report; that staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Report; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have reproduced the substance of your comments below, followed by the Trust’s responses.

SEC Comment 1
Causeway International Opportunities Fund’s proxy voting was not included in the form N-PX filing.
Trust Response to Comment 1
Causeway International Opportunities Fund (the “Fund”) invests in Causeway International Value Fund, Causeway Emerging Markets Fund, and an unaffiliated money market fund sweep, none of which held shareholder votes with record dates in the period from December 31, 2009 (inception of Fund operations) through June 30, 2010. The Trust agrees that the Fund should be included in the Trust’s Form N-PX filing, and beginning with the Form N-PX for the twelve months ended June 30, 2011, the Fund and its votes, if any, will be included.

SEC Comment 2
On a going forward basis, anytime an N-CSR or N-Q filing is amended, certifications are required to be updated reflecting the date of the amended filing.
Trust Response to Comment 2
The Trust agrees, and should it be necessary to amend such filings in the future, the Trust will include updated certifications in the amended filings.

SEC Comment 3
Under Form N-1A it is required that the performance graph reflect the appropriate minimum initial investment if over $10,000.
Trust Response to Comment 3
The Trust agrees, and understands that where there are multiple share classes with different minimums, the plot point for performance of all classes should begin at the higher of the lowest initial minimum or $10,000. As of January 31, 2011, all Causeway Funds include an Investor Class with an initial minimum of $5,000 and an Institutional Class with an initial minimum of $1 million. Accordingly, beginning with the annual report for the year ended September 30, 2011, the Trust will calculate the plot points of each performance graph for each Fund with a beginning value equal to $10,000.

SEC Comment 4
On page 12 of Causeway Emerging Markets Fund, the preferred stocks should reflect the current rates.
Trust Response to Comment 4
The Trust agrees, and in the future will disclose the rate for all preferred stocks to the extent such rates are available.

SEC Comment 5
In the Organization note for all funds, indicate whether the funds are diversified or non-diversified.
Trust Response to Comment 5
The Trust agrees, and beginning with the semi-annual report as of March 31, 2010, the Trust will include this information in the organization note.

SEC Comment 6
Pursuant to Rule 30e-1, it is required that the results of any annual or special shareholder meeting be reported in the N-CSR filing. Additionally, these results should be reflected in Item 77 of the N-SAR filing.
Trust Response to Comment 6
The Trust agrees, and in the future will disclose the results of any annual or special shareholder meeting in compliance with the requirements of Rule 30e-1. The Trust will also report such results in Item 77 of the N-SAR filing. The Trust did not have any annual or special shareholder meetings in the fiscal year ended September 30, 2010, except for a sole shareholder written consent resolution dated December 30, 2009 relating to approvals in connection with the launch of a new series, Causeway International Opportunities Fund.
Please contact Michael Lawson at (610) 676-3429 if you have any questions or comments.
Very truly yours,

/s/ Michael Lawson
Michael Lawson
Treasurer

cc:	Turner Swan Gracie V. Fermelia James F. Volk